October 22, 2019

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Mr. Jeffrey Gabor
Mr. Joseph McCann

Re:	BRP Group, Inc. Registration Statement on Form S-1 File No. 333-233908

Dear Mr. Gabor and Mr. McCann:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters, hereby join in the request of BRP Group, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m. Eastern Time on October 23, 2019, or as soon thereafter as is practicable.

We advise that we have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 460 under the Securities Act, please be advised that we have distributed approximately 1,808 copies of the Preliminary Prospectus, dated October 11, 2019, from October 11, 2019 through the date hereof, to prospective underwriters, institutional investors, dealers and others.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC

BOFA SECURITIES, INC.

As representatives of the several Underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Ray Craig
Name: Ray Craig
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Brad Kleinsteuber
Name: Brad Kleinsteuber
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]